Exhibit 99.2

Other than information relating to Ellomay Luzon Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd., or Ellomay Luzon Energy), the disclosures contained herein concerning Dorad Energy Ltd., or Dorad, and the power plant owned by Dorad, or the Dorad Power Plant, are based on information received from Dorad. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

All reference herein to the “2023 Annual Disclosure” are to the immediate report provided to the holders of the Company’s Series E Secured Debenture, submitted to the Israel Securities Authority on March 27, 2024 (filing number 2024-02-033414) and submitted on a Form 6-K to the US Securities and Exchange Commission on March 27, 2024. Unless otherwise noted, defined terms used herein shall have the same meaning as set forth in the 2023 Annual Disclosure.

With reference to Section 1.1 of the 2023 Annual Disclosure (“General”) under the heading “Investment and Acquisition of Shares in Ellomay Luzon Energy,” to the best of the Company’s knowledge, in May 2024 the Luzon Group repaid in full the series of debentures that was secured by pledges on the Luzon Group’s holdings and rights in Ellomay Luzon Energy and in June 2024 the related pledges were deleted. Thereafter, also in June 2024, pledges were again registered on all of the Luzon Group’s holdings and rights in Ellomay Luzon Energy in favor of holders of a new series of debentures issued by the Luzon Group to the public in Israel in May 2024.

With reference to Section 1.1 of the 2023 Annual Disclosure (“General”) under the heading “‘Iron Swords’ War,” Dorad estimated, based on the information it had as of August 15, 2024 (the date of approval of Dorad’s financial statements as of June 30, 2024), that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Dorad further notes that as this event is not under the control of Dorad, and factors such as the continuation of the war and hostilities or their cessation may affect Dorad’s assessments, as of the date of the financial statements, Dorad is unable to assess the extent of the impact of the war on its business activities and on its medium and long-term results. Dorad continues to regularly monitor the developments and is examining the effects on its operations and the value of its assets.

With reference to Section 1.4 of the 2023 Annual Disclosure (“Selected Financial Information”), Dorad’s financial results for the three and six months ended June 30, 2024 were included on a press release published by the Company and submitted to the MAGNA system on August 30, 2024.

With reference to Section 1.5.2 of the 2023 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Tariffs and Payments,” on January 29, 2024, the Israeli Electricity Authority published a decision regarding “Annual Update of 2024 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 1% compared with the average production component published by the Israeli Electricity Authority in March 2023 that was valid up to and including January 2024.

With reference to Section 1.5.2 of the 2023 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Consumption Plants and Deviations,” in connection with the third-party notice against Dorad filed by the IEC and the appeal submitted by the IEC on its rejection, on March 28, 2024, Dorad submitted its answer to the appeal (following an extension approved by the court). On February 14, 2024, the applicant in the approval request submitted his response to the appeal. The appeal hearing is scheduled for January 6, 2025.

With reference to Section 1.5.2 of the 2023 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Virtual Supplier” and Section 1.7 (“Customers”), in connection with the decision of the Israeli Electricity Authority to open the market to competition in the supply segment, within which Dorad was given the opportunity to sell electricity to domestic consumers, in April 2024, the Israeli Electricity Authority published a decision that enables transitioning domestic consumers without a “smart meter” to private manufacturers by adopting a “Normative Consumption Model of a Domestic Consumer” (a statistical estimation of the consumption by the average domestic consumer in each half hour during the year). Based on this model, Dorad contracted with a number of entities that provide services to domestic consumers on a large scale, for the purpose of selling electricity to domestic customers of those entities. At this stage the income from these agreements does not materially affect Dorad’s results.

With reference to Section 1.5.2 of the 2023 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Market Model for Private Manufacturers on the Transmission Grid,” the arrangement with the private manufacturers became effective on July 1, 2024. Dorad is continually examining the impact of the resolution on its operations and may, at any time and from time to time, elect to switch to the proposed central loading mechanism in the event it resolves that the change will have a positive impact on its financial results.

With reference to Section 1.6 of the 2023 Annual Disclosure (“Products and Services; Production Capacity; Possibility of Expansion of the Power Plant”) under the heading “Power Plant Malfunctions,” and to Section 1.11.5 (“Operation and Maintenance (O&M) Agreement”) in connection with the arbitration proceeding with Dorad’s maintenance contractor (Edeltech O&M Ltd.), on March 18, 2024, a preliminary hearing was held in which several issues were discussed. Based on the recommendation of the arbitrator, the evidentiary hearing that was scheduled for May 28, 2024 was canceled, and the parties will try to reach a settlement. The parties undertook to update the arbitrator if there will be a need to schedule alternative dates for the evidentiary hearings.

With reference to Section 1.6 of the 2023 Annual Disclosure (“Products and Services; Production Capacity; Possibility of Expansion of the Power Plant”) under the heading “Potential Expansion of the Dorad Power Plant (“Dorad 2”),” following the approval of NIP 11/b, Dorad approached the NIC for a building permit, however, on January 11, 2024, Dorad was informed in an e-mail message from the NIC that its position is that as long as NIP 20/B or NIP 91 are not definitively rejected, it is not possible to issue a building permit for the new power plant, based on a legal opinion of legal advisers in the NIC and in the planning administration, which were sent to Dorad on January 15, 2024.

On January 16, 2024, Dorad received a letter from Edelcom stating that Edelcom, as a shareholder of Dorad, objects to the proposal to expand the power plant.

On February 7, 2024, Dorad, through its legal counsel, sent a letter, among other addressees to the legal advisers of the NIC and the planning administration that prepared the aforesaid legal opinion, arguing that the NIC’s refusal to grant Dorad a building permit is illegal and contrary to the proper interpretation of NIP 11/B. On February 26, 2024, Dorad received a response from the NIC, which stands by its position that the issuance of building permits for the expansion of the power plant should not be promoted.

On February 19, 2024, Dorad received a planning survey to receive the expansion of the power plant from the System Manager, which allows the connection of electricity to the grid commencing October 2028.

On March 13, 2024, Dorad filed a petition with the Israeli High Court of Justice, against the NIC, the Government of Israel, the Ministry of Energy and Infrastructure, and the legal advisor to the government, requesting a conditional order addressed to the NIC instructing it to provide the reasons refusal to attend to the request for building permits for the construction of the “Dorad 2” power plant, which was approved by the Israeli government as aforementioned. Dorad also requested that following the issuance of the conditional order, the order will become a permanent order instructing the NIC to attend to the issuance of the building permits for the “Dorad 2” power plant in accordance with the NIP 11/b. On March 13, 2024, the Israeli High Court of Justice ruled that a preliminary response on behalf of the respondents to the petition will be submitted by May 16, 2024. On May 2, 2024, the legal advisor of the NIC announced that at the April 17, 2024 meeting of the Israeli government, it was decided to reject NIP 20/B - Hadera Power Station and therefore it is possible to resume and promote the procedure of issuing the building permits under NIP 11/B at the at the National Licensing Authority. Dorad was therefore asked by the legal advisor to the NIC to submit a request to delete the petition, as the petition became redundant in light of the rejection of NIP 20/B. Considering this development, Dorad submitted a request to the High Court of Justice to delete the petition without an order for costs. On May 8, 2024, a judgment was issued dismissing the petition without an order for costs.

The expansion of the Dorad Power Plant by building the Dorad 2 facility in a combined cycle technology, will result in an aggregate capacity of the Dorad Power Plant of approximately 1,500 MW and the approved plan also enables adding batteries with a capacity of approximately 80 MW. The Company expects that if the Dorad 2 plan will materialize and the expansion will be completed, the expansion of the power plant will increase the revenues and income of Dorad. The expansion has not yet been approved by Dorad and its approval and construction are subject to various conditions, including, among others, receipt of corporate and other approvals and permits, obtaining financing, receipt of licenses from the Israeli Electricity Authority, regulatory changes and market terms and condition, all of which are not within the control of Dorad or the Company. As of the date of this report, Dorad has not yet reached a final decision with respect to Dorad 2 and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad. The abovementioned estimations in connection with Dorad 2, constitute forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad and the Company as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, the timing of issuance of building permits, to the extent issued, receipt of corporate and other approvals, receipt of funding, the outcome and impact of legal proceedings commenced by third parties, regulatory and market changes, as well as other factors set forth in this section and other risk factors listed in Section 1.17 of the 2023 Annual Disclosure.

With reference to Section 1.12 of the 2023 Annual Disclosure (“Working Capital Deficiency”), as of June 30, 2024, Dorad had a working capital of approximately NIS 28.5 million, due to an increase in Dorad’s current assets.

With reference to Section 1.13 of the 2023 Annual Disclosure (“Financing”) under the heading “Financing Agreements,” as of June 30, 2024, the outstanding balance of the Dorad Credit Facility was approximately NIS 2.18 billion and Dorad is in compliance with the financial standards required by the Dorad Credit Facility.

With reference to Section 1.13 of the 2023 Annual Disclosure (“Financing”) under the heading “Dorad Credit Rating,” on April 9, 2024, Dorad received a ratification of its debt rating of ilAA- from S&P Ma’alot, updating the forecast from “negative” to “stable.” The updated rating forecast did not have an influence on the interest rate of Dorad’s credit facility.

With reference to Section 1.13 of the 2023 Annual Disclosure (“Financing”) under the heading “Dorad Credit Rating,” in March 2024, Dorad received a request for materials from the Israeli Tax Authority in connection with tax assessments for the years 2021 and 2022.

With reference to Section 1.16 of the 2023 Annual Disclosure (“Legal Proceedings”) under the headings “Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Ran Fridrich” and “Petition to Approve a Derivative Claim filed by Edelcom”, the parties filed responses to the appeals on the arbitration ruling in February 2024 and answers to the responses were filed on May 15, 2024. A preliminary hearing was held on June 5, 2024. Following the preliminary hearing and claim raised at the hearing, including a request to hold a hearing in which the parties will orally present their claims, on June 9, 2024 the arbitrator ruled that in light of the arbitration agreement and the scope of written arguments submitted by the parties, at this stage the arguments in the appeal process will not be heard orally. On July 30, 2024, the arbitrator ruled that the date for issuing the ruling on the appeals will be extended by 120 days from the date the appeal proceeds ended, in addition to the 60-day period for providing the ruling based on the arbitration agreement.

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